

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 17, 2015

Amit Dror
Chief Executive Officer
Nano Dimension Ltd.
2 Ilan Ramon
Ness Ziona
7403635 Israel

> **Re: Nano Dimension Ltd.**
> **Registration Statement on Form 20-F**
> **Filed October 20, 2015**
> **File No. 001-37600**

Dear Mr. Dror:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Your registration statement on Form 20-F will be effective automatically 30 days after the Commission receives a certification that your common stock has been approved by an exchange for listing and registration, unless you request acceleration for an earlier effective date or withdraw your filing. See Section 12(d) of the Securities Exchange Act of 1934. Please advise us of the timing of your certification from the NASDAQ.

Facing Page

2. Please check the appropriate box to indicate which basis of accounting was used to prepare your financial statements.

Key Information, page 3

3.   We note the June 30, 2015 amounts presented in Items 3.A and 3.B on pages 3 and 4 differ from the amounts presented in your interim financial statements provided on pages F-36 and F-37. Please reconcile or explain to us why these amounts differ.

Risk Factors, page 4

General

4.   Please consider adding appropriate risk factor disclosure addressing your liquidity issues, your need for additional financing or capital, and the substantial doubts as to your ability to continue as a going concern.

5.   Please consider adding one or more risk factors addressing your current status as a developmental stage company with limited operating history that has not generated any revenue.

6.   On page F-48, you describe a sales agreement for $250,000 for five 3D printers and silver ink for a 2016 delivery. Please advise us whether you would be subject to penalties or damages should you fail to timely deliver and whether a risk factor is necessary to discuss any financial consequences of delivery delays or failures. In addition, it appears that you should file the agreement as an exhibit to the registration statement. Refer to Instruction 4 to the Exhibits.

Our principal shareholders, officers and directors currently own…, page 16

7.   This risk factor discloses that your principal shareholders, officers and directors own approximately 48% of your ADSs or ordinary shares. We note, however, on page 56, your 6 major shareholders own approximately 53.3% of your ordinary shares collectively. Please reconcile this discrepancy.

Information on the Company, page 22

8.   Please revise page 22 to clarify that the August 25, 2014 "merger transaction" with Nano Dimension Technologies Ltd. resulted in a change of control whereby its management replaced your previous management team. Also, please clarify the amount of beneficial ownership in your shares the shareholders of Nano Dimension Technologies received after the reverse merger.

Business Overview

Market Opportunity, page 24

9.   Please supplementally provide us with the source documents for the statistics that you provide on page 24 and other places in your registration statement. Please include an index that cross-references each statistic to the relevant source.

10.   Please explain why you believe the number of existing software licenses for software that design and plan electronic circuits is indicative of the potential number of customers of your prospective 3D printer product. In this regard, it is unclear whether typical users of electronic circuit software would purchase sophisticated equipment to create prototypes in-house or whether their design needs would be sufficient to purchase your printers.

Strategy, page 24

11.   We note that you have a beta-version being tested of your 3D printer and you expect deliveries to begin in the second half of 2016. Please revise to describe the remaining steps that must be performed prior to delivery.

Products, page 25

12.   Please revise to describe in material detail any software that is used in the 3D printer to operate it and/or integrate it with PCB design software. In addition, describe as applicable your software design plans, for example, clarify whether you are designing software in-house or relying on external sources.

13.   We note your first pre-order described on page F-48. Please clarify whether you plan to offer any warranty arrangements, customer support services or maintenance services and, if so, describe the terms of such offerings, e.g., fee-based or by subscription.

Production and Manufacturing, page 29

14.   Your disclosure on page 29 indicates that you built an in-house laboratory to support the production and commercialization of your proprietary inks. You refer to your offices and research and development facility in Ness Ziona. Please advise us whether this laboratory is located in the same building and whether there is sufficient equipment and space to manufacture sufficient quantity of ink for your anticipated sales.

15.   Please revise to describe the timeline and process involved in having your 3D printers produced by a third-party manufacturer. Further, please discuss any upfront financing or payment arrangements involved.

16.   On page F-32, you reference a non-binding memorandum of understandings with a Chinese government company to create a joint venture to manufacture "unique nano-materials." Please provide an update in your business disclosures of this MOU and provide a more detailed description of the products that would be created.

Operating and Financial Review and Prospects, page 30

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 30

17.   Please quantify the anticipated expenses and/or capital needed to bring your 3D printer to market.

18.   On page 30, you reference "subcontractor expenses." In an appropriate location, for example in this section or the business section, please provide a more detailed description of subcontractor expenses and how subcontractors are used as part of your operations.

Results of Operations, page 31

19.   You reference increased headcount and payroll expenses to explain various increases in expense categories. Please revise to provide specific quantitative disclosure regarding the impact of changes in the number of employees on each expense category.

Board Practices, page 53

20.   On page 53, you disclose that the descriptions in this section are general summaries only, and "are qualified entirely by reference to the full text of the Companies Law" and exhibits to your Form 20-F. Please revise to indicate whether the disclosure in this section is materially complete. Refer to Item 6.C of Form 20-F.

Employees, page 53

21.   Please revise to clarify if any of your officers are part-time employees.

Major Shareholders, page 56

22.   Please revise to disclose any significant change in percentage of ownership held by any major shareholders during the past 3 years, as required by Item 7.A.1(b) of Form 20-F.

Record Holders, page 56

23.   Please disclosure the number of holders of record in total and in Israel. Also, please disclose the number and/or percentage of shares outstanding held by U.S. persons. Refer to Item 7.A.2 of Form 20-F.

Legal Proceedings, page 58

24.   Please revise to identify the officers, directors, and principal shareholders, if any, that are named parties in the XJet Ltd. litigation. Also, please revise to provide a more detailed description of XJet's claims and whether the injunction, if granted, would prevent you from selling your 3D printer and proprietary ink.

Auditor's Report, page F-12

25.   We note from the auditor's report that the audits were performed in accordance with the accepted audit standards in Israel rather than the standards of the Public Company Accounting Oversight Board (United States) as required by paragraph 3 of PCAOB Auditing Standard No. 1. That guidance requires that audits of issuers be conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please amend the filing to include financial statements that are audited in accordance with these standards.

26.   We note that the auditor's report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB or provide a reconciliation from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F.

Exhibits

27.   We are in receipt of your confidential treatment request for Exhibit 4.1. Be advised that comments, if any, relating to the confidential treatment request will be issued under separate cover and must be resolved prior to a request to accelerate the effectiveness of your registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Amit Dror
Nano Dimension Ltd.
November 17, 2015
Page 6

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services